August 11, 2005
Mr. Jeffrey B. Werbitt, Esq.
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0303
Re: D & K Healthcare Resources, Inc.
Schedule TO-T filed by Spirit Acquisition Corporation and McKesson Corporation
Filed on July 22, 2005
File No. 005-43656
Dear Mr. Werbitt:
     McKesson Corporation, a Delaware corporation (“Parent”), is writing to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the letter of comments from the Staff to Parent, dated August 8, 2005 (the “Comment Letter”), with respect to Parent’s Schedule TO-T (File No. 005-43656), filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2005 (the “Schedule TO”). Under separate cover submitted to the Staff on August 11, 2005, Parent filed via EDGAR a letter in response to the Comment Letter (the “Response Letter”) and Amendment No. 1 to the Tender Offer Statement on Schedule TO (“Amendment No. 1”). The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff set forth in the Comment Letter.
     Set forth below are Parent’s responses to the Staff’s final comment in the Comment Letter. For the convenience of the Staff, the text of the comment has been duplicated in bold type to precede Parent’s response. Capitalized terms used and not defined herein have the meanings ascribed to each such term in the Schedule TO.
     Comment
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.
     In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Response
     Parent acknowledges that:
•	Parent and Purchaser are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Parent and Purchaser may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions with respect to the foregoing, please contact the undersigned at (415) 983-8300 or Celeste E. Greene at (415) 984-6400.

Very truly yours,
/s/ Ivan D. Meyerson
Name:	Ivan D. Meyerson
Title:	Executive Vice President, General Counsel and Secretary

cc: Celeste E. Greene (Skadden, Arps, Slate, Meagher & Flom LLP)

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